ATTENTION: JUSTIN DOBBIE and DAVID LYON

703-813-6983

Justin / David – Attached are proposed changes to the prospectus of Versailles Financial Corporation which we believe will adequately address the comments set forth in your letter of November 9, 2009.

Please call me if you have any questions. 202-274-2013.

Thanks,

/s/ Adam Wheeler

Adam Wheeler

establishing the per share price and either approving or not accepting the appraisal. Based on this valuation and a $10.00 per share price, the number of shares of common stock being offered for sale by us will range from 425,000 shares to 575,000 shares. The $10.00 per share price was selected by the board of directors primarily because it is the price most commonly used in mutual-to-stock conversions of financial institutions.

The appraisal is based in part on our financial condition and results of operations, the effect of the additional capital raised by the sale of shares of common stock in the offering and an analysis of a peer group of 10 publicly traded savings bank and thrift holding companies that Keller & Company, Inc. considered comparable to us.

The appraisal peer group consists of the following companies.

Company Name and Ticker Symbol	Exchange	Headquarters	Total Assets[1]
			(in thousands)
BCSB Bancorp, Inc. (BCBS)	NASDAQ	Baltimore, MD	$587,076
Central Bancorp, Inc. (CEBK)	NASDAQ	Somerville, MA	560,108
Central Federal Corp (CFBK)	NASDAQ	Fairlawn, OH	288,402
Citizens Community Bancorp, Inc. (CZWI)	NASDAQ	Eau Claire, WI	546,694
FFD Financial Corp (FFDF)	NASDAQ	Dover, OH	189,014
First Advantage Bancorp (FABK)	NASDAQ	Clarksville, TN	350,285
First Keystone Financial, Inc. (FKFS)	NASDAQ	Media, PA	525,376
Liberty Bancorp, Inc, (LBCP)	NASDAQ	Liberty, MO	384,243
Wayne Savings Bancshares, Inc. (WAYN)	NASDAQ	Wooster, OH	404,079
WVS Financial Corp. (WVFC)	NASDAQ	Pittsburg, PA	419,434

1.	At June 30, 2009.

The following table presents a summary of selected pricing ratios for Versailles Financial Corporation and the peer group companies identified by Keller & Company, Inc. Ratios are based on core earnings for the twelve months ended June 30, 2009 and book value as of June 30, 2009. Core earnings, for purposes of the appraisal, are defined as net earnings after taxes, excluding the after-tax portion of income from nonrecurring items. Tangible book value is total equity, less intangible assets. Compared to the average pricing of the peer group, our pro forma pricing ratios at the maximum of the offering range indicated a discount of 6.28% on a price-to-core-earnings basis, a discount of 21.21% on a price-to-book value basis and a discount of 25.08% on a price-to-tangible book value basis. The price-to-book and price-to-tangible book ratios result from our generally having higher levels of equity than the companies in the peer group on a pro forma basis. The price ratios also reflect recent volatile market conditions, particularly for stock of financial institution holding companies, and the effect of such conditions on the trading market for recent mutual-to-stock conversions. Our Board of Directors, in reviewing and approving the valuation, considered the range of price-to-core earnings multiples and the range of price-to-book value ratios and price-to-tangible book value ratios at the different amounts of shares to be sold in the offering. It was the opinion of the Board of Directors that the discounts applied to the range of price-to-core earnings multiples and the range of price-to-book value ratios and price-to-tangible book value ratios of the peer group to our pro forma multiples and ratios were reasonable in the context of our size, financial condition and operating performance relative to the peer group, under the current economic environment and market conditions. ~~The appraisal did not consider one valuation approach to be more important than the others.~~

	Price-to-core earnings multiple	Price-to-book value ratio	Price-to-tangible book value ratio
Versailles Financial Corporation (pro forma)
Maximum, as adjusted	34.12x	52.49%	52.49%
Maximum	28.48x	48.57%	48.57%
Midpoint	23.94x	44.73%	43.14%
Minimum	19.68x	40.40%	40.40%

Valuation of peer group companies using stock prices as of August 19, 2009
Average	30.39x	61.64%	62.66%
Median	15.26x	55.83%	61.95%

Keller & Company, Inc. advised the Board of Directors that the appraisal was prepared in conformance with the regulatory appraisal methodology. That methodology requires a valuation based on an analysis of the trading prices of comparable public companies whose stocks have traded for at least one year prior to the valuation date, and as a result of this analysis, Keller & Company, Inc. determined that our pro forma price-to-core earnings ratios were higher than the peer group companies and our pro forma price-to-book and price-to-tangible book ratios were lower than the peer group companies.

Historically, the most frequently used method for determining the pro forma market value of common stock for thrift institutions by this firm has been the price-to-book value ratio method, due to the volatility of earnings in the thrift industry. As earnings in the thrift industry have decreased in 2008 and 2009, even more emphasis has been placed on the price-to-book method. In determining the pro forma market value of Versailles Financial Corporation, primary emphasis has been placed on the price-to-book value method, with secondary focus on the price-to-tangible book value ratio and on the price-to-core earnings method, the latter recognizing the corporation’s more stable earnings relative to the industry. The required price-to-assets method is used less often for valuing ongoing institutions, but ~~becomes more~~ can be somewhat useful in valuing converting institutions when the equity position and earnings performance of the institutions under consideration are different.

For each of the valuation methods used in the appraisal, Keller & Company, Inc., applied the adjustments to our pro forma market value discussed and determined in the appraisal.

Downward adjustments were made for:

•

the liquidity of our stock~~,~~ because the smaller size of our offering and lower anticipated market capitalization compared to the peer group companies are likely to result in less trading activity and lower overall trading volume.

•

~~D~~dividend payments because we have not committed to paying an initial dividend to our shareholders while a majority of the peer group companies paid cash dividends during their most recent four quarters.

•

~~s,~~ market area~~,~~ because of unfavorable comparisons between the demographics of our market area and the demographics of the peer group companies’ market areas and because of the high level of competition among financial institutions in our market area.

•

subscription interest because of reduced levels of investor interest in new offerings, general economic conditions, generally weak aftermarket price trends, lower financial institution performance and limited activity in mergers and acquisitions in 2008 and 2009.

•	~~and~~ the marketing of the issue because of the need to apply a new issue discount to current offerings to attract investor attention and interest.

An upward adjustment was made for our financial condition to reflect that our ratio of equity to assets was higher than that of the peer companies and our asset quality was superior to that of the peer group companies.

No adjustments relative to the peer group companies were made in the appraisal for our earning performance, asset, loan and deposit growth or management. ~~An upward adjustment was made for our financial condition.~~ See “—How We Determined the Offering Range.”

Our Board of Directors carefully reviewed the information provided to it by Keller & Company, Inc. through the appraisal process, but did not make any determination regarding whether prior standard mutual-to-stock conversions have been undervalued, nor did the board draw any conclusions regarding how the historical data reflected above may affect Versailles Financial Corporation’s appraisal. Instead, we engaged Keller & Company, Inc. to help us understand the regulatory process as it applies to the appraisal and to advise the Board of Directors as to how much capital Versailles Financial Corporation would be required to raise under the regulatory appraisal guidelines.

The independent appraisal does not indicate per share market value. Do not assume or expect that the valuation of Versailles Financial Corporation as indicated above means that, after the conversion and the offering, the shares of common stock will trade at or above the $10.00 offering price. Furthermore, the pricing ratios presented above were utilized by Keller & Company, Inc. to estimate our market value and not to compare the relative value of shares of our common stock with the value of the capital stock of the peer group. The value of the capital stock of a particular company may be affected by a number of factors such as financial performance, asset size and market location.

The independent appraisal will be updated prior to the completion of the conversion. If the appraised value decreases below $4.3 million or increases above $6.6 million, subscribers may be resolicited with the approval of the Ohio Division of Financial Institutions and the Office of Thrift Supervision and be given the opportunity to change or cancel their orders. If you do not respond, we will cancel your stock order and return your subscription funds, with interest, and cancel any authorization to withdraw funds from your deposit accounts for the purchase of shares of common stock. For a more complete discussion of the amount of common stock we are offering for sale and the independent appraisal, see “The Conversion—Determination of Share Price and Number of Shares to be Issued.”

After-Market Stock Price Performance Provided by Independent Appraiser

The following table presents stock price appreciation information for all standard mutual-to-stock conversions completed between January 1, 2008 and August 19, 2009. These companies did not constitute the group of 10 comparable public companies utilized in Keller & Company, Inc.’s valuation analysis.

Mutual-to-Stock Conversion Offerings with Closing Dates

between January 1, 2008 and August 19, 2009

	Conversion Date	Exchange	Percentage Price Appreciation (Depreciation) From Initial Trading Date
Company Name and Ticker Symbol			One Day	One Week	One Month	Through August 19, 2009
			%	%	%	%
Territorial Bancorp Inc. (TBNK)	7/13/09	NASDAQ	49.90	47.50	48.00	56.00
St. Joseph Bancorp, Inc. (SJBA)[1]	2/2/2009	OTCBB	0.00	0.00	0.00	0.00
Hibernia Homestead Bancorp, Inc. (HIBE)	1/28/2009	OTCBB	0.00	5.00	5.00	40.00
First Savings Financial Group, Inc. (FSFG)	10/7/2008	NASDAQ	(1.00)	(0.10)	(8.00)	1.90
Home Bancorp, Inc. (HBCP)	10/3/2008	NASDAQ	14.90	9.20	2.40	24.00
Cape Bancorp, Inc. (CBNJ)	2/1/2008	NASDAQ	0.50	0.10	(3.00)	(13.00)
Danvers Bancorp, Inc. (DNBK)	1/10/2008	NASDAQ	(2.60)	(3.10)	2.60	27.10
Average						19.43
Median						24.00

1	There were no reported trades during these periods that affected the initial offering price at the dates indicated.

Stock price appreciation is affected by many factors, including, but not limited to: general market and economic conditions; the interest rate environment; the amount of proceeds a company raises in its offering; and numerous factors relating to the specific company, including the experience and ability of management, historical and anticipated operating results, the nature and quality of the company’s assets, and the company’s market area. In its discussions with our Board of Directors, Keller & Company, Inc. noted that during the past year, market conditions in general and for publicly-traded financial institution stocks in particular have declined significantly. Specifically, during the past year, the average price-to-book value ratio and average price-to-tangible book value ratio for publicly-traded thrift institution stocks have declined approximately 19 percent and 21 percent, respectively; and the average price per share for publicly-traded thrift institution stocks has declined by approximately 24 percent. This decline is a reflection of the instability of the financial markets that began in late 2008 and continued into the first half of 2009. This instability affected the number of institutions seeking to accomplish a mutual to stock conversion. For example, for the previous comparable period (January 1, 2007 to August 19, 2008), there were 18 mutual to stock conversions that were